AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2025 AND 2024

(Unaudited)

AVRUPA MINERALS LTD.

Contents

Page

Notice of No Auditor Review of Interim Financial Statements3

Condensed Consolidated Interim Statements of Financial Position4

Condensed Consolidated Interim Statements of Comprehensive Loss5

Condensed Consolidated Interim Statements of Changes in Shareholders’

Equity (Deficiency)6

Condensed Consolidated Interim Statements of Cash Flows7

Notes to the Condensed Consolidated Interim Financial Statements8 – 23

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: 1 (888) 889-4874

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	March 31, 2025	December 31, 2024
		(Unaudited)	(Audited)
Assets
Current assets
Cash		$64,837	$141,011
Prepaid expenses and advances		4,844	5,894
Deferred financing costs		8,500	-
Due from optionee	5	-	34,267
Due from Akkerman Finland Oy		3,476	-
Sales tax receivables		4,451	9,986
Other receivables		17,237	10,897
		103,345	202,055
Non-current assets
Advance to related party	9	163,665	154,292
Tax deposits	6	41,201	41,201
Exploration and evaluation assets	5	167,920	167,920
Investment in PorMining	5	765	765
Investment in AVU Kosva LLC	5	6,968	-
Advance to Akkerman Finland OY	7	491,938	491,938
Investment in Akkerman Finland OY	7	179,673	190,706
		1,052,130	1,046,822

Total assets		$1,155,475	$1,248,877

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$36,765	$50,071
Due to related parties	9	69,064	75,244
		105,829	125,315

Shareholders' equity
Share capital	8	11,167,907	11,167,907
Reserves	8	7,784,555	7,778,743
Deficit		(17,902,816)	(17,823,088)
		1,049,646	1,123,562

Total shareholders' equity and liabilities		$1,155,475	$1,248,877

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 23, 2025. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31

(Unaudited, Presented in Canadian Dollars)

		Three months ended March 31

	Note	2025	2024

Mineral exploration expenses
Mineral exploration expenses	5	$6,738	$8,829
Reimbursements from optionees	5	(46,873)	(88,615)
		40,135	79,786
General administrative expenses
Bad debt (recovery)		-	(12,973)
Consulting fees, wages and benefits	9	53,565	45,382
Depreciation	4	-	362
Investor relations		10,684	10,564
Listing and filing fees		7,443	7,441
Office and administrative fees		8,208	8,039
Professional fees	9	17,432	18,915
Rent	9	2,850	2,850
Transfer agent fees		1,275	1,052
Travel		7,225	3,438
		(108,682)	(85,070)
Other items
Foreign exchange loss		(148)	-
Loss on investment in Akkerman Finland OY	7	(11,033)	(5,092)
		(11,181)	(5,092)

Net loss for the period		(79,728)	(10,376)
Exchange difference arising on the translation of foreign subsidiaries		5,812	(314)

Comprehensive loss for the period		$(73,916)	$(10,690)
Basic and diluted loss per share	10	$(0.00)	$(0.00)

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIENCY)

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits	Exchange	Subtotal	Deficit	Total shareholders' equity

Balance as at December 31, 2023 (Audited)	54,674,754	$ 10,990,255	$ 5,959,577	$ 297,734	$ 1,396,595	$ (11,029)	$ 7,642,877	$ (17,776,458)	$ 856,674
Comprehensive loss	-	-	-	-	-	(314)	(314)	(10,376)	(10,690)
Balance as at March 31, 2024 (Unaudited)	54,674,754	10,990,255	5,959,577	297,734	1,396,595	(11,343)	7,642,563	(17,786,834)	845,984
Share issues:
Shares issued for private placement	10,000,000	216,539	133,461	-	-	-	133,461	-	350,000
Share issue costs	-	(38,887)	-	-	-	-	-	-	(38,887)
Comprehensive loss	-	-	-	-	-	2,719	2,719	(36,254)	(33,535)
Balance as at December 31, 2024 (Audited)	64,674,754	11,167,907	6,093,038	297,734	1,396,595	(8,624)	7,778,743	(17,823,088)	1,123,562
Comprehensive loss	-	-	-	-	-	5,812	5,812	(79,728)	(73,916)
Balance as at March 31, 2025 (Unaudited)	64,674,754	$ 11,167,907	$ 6,093,038	$ 297,734	$ 1,396,595	$ (2,812)	$ 7,784,555	$ (17,902,816)	$ 1,049,646

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31

(Unaudited, Presented in Canadian Dollars)

	Three months ended March 31
	2025	2024

Cash flows from operating activities
Net loss for the period	$(79,728)	$(10,376)
Items not involving cash:
Depreciation	-	362
Bad debt (recovery) expenses	-	(12,973)
Loss on investment in Akkerman Finland OY	11,033	5,092
Changes in non-cash working capital items:
Sales tax receivables	5,535	162
Due from optionee	34,267	163
Due from Akkerman Finland OY	(3,476)	-
Advance to related party	(9,373)	(7,134)
Prepaid expenses and advances	1,050	(1,397)
Other receivables	(6,340)	156
Accounts payable and accrued liabilities	(13,306)	(959)
Due to related parties	(9,680)	5,870
Exchange difference arising on the translation of foreign subsidiaries	(1,156)	(315)

Net cash used in operating activities	(71,174)	(21,349)

Cash flows from investing activities
Advance to Akkerman Finland OY	-	(10,179)
Purchase of equipment	-	(592)

Net cash used in investing activities	-	(10,771)

Cash flows from financing activities
Deferred financing costs	(5,000)	-

Net cash provided by financing activities	(5,000)	-
Change in cash for the period	(76,174)	(32,120)
Cash, beginning of the period	141,011	121,745
Cash, end of the period	$64,837	$89,625

Supplemental disclosure with respect to cash flows (Note 12)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

1.NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is 10th floor, 595 Howe Street, Vancouver, BC, Canada, V6C 2T5. The Company changed its name on July 7, 2010 and began trading under the symbol “AVU” on the TSX Venture Exchange (the “Exchange”) on July 14, 2010. On September 20, 2012, the Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”. The Company is primarily engaged in the acquisition and exploration of mineral properties in Europe.

These condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Failure to raise sufficient funds would result in the Company’s inability to make future required property payments, which would result in the loss of those property options.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.BASIS OF PREPARATION

a)Statement of compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

b)Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates.  These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS Accounting Standards that are published at the time of preparation.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2024.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2024. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three-month period ended March 31, 2025 are not necessarily indicative of the results that may be expected for the current fiscal year ending December 31, 2025.

4. EQUIPMENT

	Furniture and other equipment	Other assets	Total
Cost
As at January 1, 2024	$ 119,231	$ -	$ 119,231
Additions during the year	-	604	604
Exchange adjustment	2,462	-	2,462
As at December 31, 2024	121,693	604	122,297
Exchange adjustment	4,989	938	7,573
As at March 31, 2025	$ 126,682	$ 1,542	$ 129,870

Accumulated depreciation
As at January 1, 2024	$ 118,377	$ -	$ 118,377
Depreciation for the year	865	599	1,464
Exchange adjustment	2,451	5	2,456
As at December 31, 2024	121,693	604	122,297
Exchange adjustment	4,989	938	7,573
As at March 31, 2025	$ 126,682	$ 1,542	$ 129,870

Net book value
As at January 1, 2024	$ 854	$ -	$ 854
As at December 31, 2024	$ -	$ -	$ -
As at March 31, 2025	$ -	$ -	$ -

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal		Kosovo		Others
	Alvalade	Others	Slivova	Others		Total
Exploration and evaluation assets
Acquisition costs
As of January 1, 2025	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920
As of March 31, 2025	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the period ended March 31, 2025
Geological salaries and consulting	6,311	-	-	-	-	6,311
Travel	427	-	-	-	-	427
Reimbursements from optionees	(46,873)	-	-	-	-	(46,873)
	$ (40,135)	$ -	$ -	$ -	$ -	$ (40,135)
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ 374,757
Concession fees and taxes	361,864	693,608	23,469	206,975	4	1,285,920
Depreciation	17,178	98,722	-	-	-	115,900
Drilling	610,197	472,513	1,180,217	-	-	2,262,927
Geological salaries and consulting	6,620,662	6,317,147	170,571	720,879	12,359	13,841,618
Geology work	-	32,377	891,582	402,515	364,525	1,690,999
Insurance	25,975	52,112	14,604	15,007	-	107,698
Legal and accounting	1,020	1,244	58,158	13,958	-	74,380
Office and administrative fees	254,272	279,739	83,665	101,624	68,446	787,746
Rent	606,084	596,896	53,787	88,221	20,560	1,365,548
Report	-	-	39.999	-	-	39,999
Site costs	195,837	244,377	189,450	194,582	8,865	833,111
Travel	246,721	247,277	63,047	22,478	15,326	594,849
Trenching and road work	-	-	34,339	-	-	34,339
Reimbursements from optionees	(9,805,322)	(4,890,826)	(3,022,135)	(45,158)	-	(17,763,441)
	$ (865,512)	$ 4,145,186	$ 78,728	$ 1,787,017	$ 500,931	$ 5,646,350

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal		Kosovo		Others
	Alvalade	Others	Slivova	Others		Total
Exploration and evaluation assets
Acquisition costs
As of January 1, 2024	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920
As of December 31, 2024	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the year ended December 31, 2024
Concession fees and taxes	$ -	$ -	$ 2,964	$ -	$ -	$ 2,964
Geological salaries and consulting	28,881	-	12,884	-	-	41,765
Insurance	506	-	-	-	-	506
Rent	-	-	11,629	-	-	11,629
Site costs	1,474	-	879	-	-	2,353
Travel	2,399	-	-	-	-	2,399
Reimbursements from optionees	(418,539)	-	(29,492)	-	-	(448,031)
	$ (385,279)	$ -	$ (1,136)	$ -	$ -	$ (386,415)
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ 374,757
Concession fees and taxes	361,864	693,608	23,469	206,975	4	1,285,920
Depreciation	17,178	98,722	-	-	-	115,900
Drilling	610,197	472,513	1,180,217	-	-	2,262,927
Geological salaries and consulting	6,614,351	6,317,147	170,571	720,879	12,359	13,835,307
Geology work	-	32,377	891,582	402,515	364,525	1,690,999
Insurance	25,975	52,112	14,604	15,007	-	107,698
Legal and accounting	1,020	1,244	58,158	13,958	-	74,380
Office and administrative fees	254,272	279,739	83,665	101,624	68,446	787,746
Rent	606,084	596,896	53,787	88,221	20,560	1,365,548
Report	-	-	39.999	-	-	39,999
Site costs	195,837	244,377	189,450	194,582	8,865	833,111
Travel	246,294	247,277	63,047	22,478	15,326	594,422
Trenching and road work	-	-	34,339	-	-	34,339
Reimbursements from optionees	(9,758,449)	(4,890,826)	(3,022,135)	(45,158)	-	(17,716,568)
	$ (825,377)	$ 4,145,186	$ 78,728	$ 1,787,017	$ 500,931	$ 5,686,485

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

Licenses have varying required work commitments and carry a 3% Net Smelter Return (“NSR”) payable to the government of Portugal.

Alvalade:

On November 19, 2019, the Company and MAEPA (collectively the “Company”) and Minas de Aguas Teñidas, S.A. (“Sandfire MATSA” or “MATSA”) and its wholly-owned subsidiary Sandfire Mineira Portugal,Unipessoal Lda. (“SMP”), formerly “EUL”, collectively “Sandfire MATSA” entered into an Earn-In Joint Venture Agreement (the “Agreement”) with respect to the Alvalade Project. Pursuant to the Agreement, PorMining, Unipessoal Lda. (“PorMining”) was incorporated on December 17, 2019 to hold assets and develop mineral rights (both as defined) and SMP can earn up to an 85% interest in PorMining. The earning of this interest, subsequent arrangements that may be entered into to explore the assets and, if warranted, the development of one or more projects are referred to as the “Transaction”.

On March 27, 2020, MAEPA and SMP entered into a Quota Transfer Agreement pursuant to which MAEPA split its 100% interest in the share capital of PorMining into two quotas, representing 51% and 49% of the company’s share capital, and sold the 51% quota to SMP for the nominal value of €510.

On March 27, 2020, the Company, MAEPA, Sandfire MATSA and SMP entered into the PorMining Lda. Shareholders’ Agreement (the “Agreement”). Pursuant to the Agreement:

•PorMining has five directors. From the effective date until the second option exercise date, three will be nominated by SMP and two by MAEPA. Thereafter, four will be nominated by SMP and one will be nominated by MAEPA. Upon the occurrence of the 51/49 Phase and thereafter, SMP is entitled to nominate three directors and MAEPA two directors. In the event of dilution of the interest of SMP or MAEPA, each will be entitled to proportional representation (as described) equal to its then interest;

•In the event that SMP and/or MAEPA wish to sell or transfer their shares in PorMining, PorMining has a right of first refusal to purchase all or a portion of the shares. To the extent that PorMining does not exercise its right of first refusal to all the shares, each of SMP and/or MAEPA has a right of first refusal; and

•The Agreement will terminate at such time as there is a final decision regarding the dissolution and liquidation of PorMining, the parties mutually agree on the termination of the Agreement or as provided for under the Earn-In Joint Venture Agreement.

The effective date of the Transaction is the date that PorMining receives (received on June 15, 2020) the mineral rights in its name from the General Directorate of Energy and Geology of Portugal (“DGEG”). The Transaction is comprised of the following phases:

•Phase I – First Option;

•Phase II – Second Option;

•51/49 Phase; and

•Phase III – Development and Operation.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

Phase I – First Option

During Phase I, MAEPA granted SMP the sole and exclusive right to hold an undivided 51% interest in PorMining (the first option) for at least three years from the effective date or the issue (issued on June 15, 2020) of the Experimental Exploitation License (the “EEL”) by DGEG to PorMining. SMP’s right to maintain its 51% interest is conditional upon Sandfire MATSA:

•Paying €400,000 to the Company on or before the effective date (€200,000 was received in December 2019 and the remaining €200,000 was received in June 2020);

•Funding or providing the necessary financial instrument to cover the guarantee, which will be returned to Sandfire MATSA following the release of the guarantee by DGEG (funded €100,000 in June 2020); and

•Funding expenditures (the first option expenditures) on the mineral rights in an aggregate amount of €2,400,000 (€1,200,000 within the first 12 months following the effective date [met] and €1,200,000 in the next 24 months [met]) on or before three years from the effective date or the issue of the EEL.

Effectively in March 2022, Sandfire MATSA completed the Phase I First Option by funding a total of €2,500,000 on the Alvalade project, including the €100,000 guarantee with DGEG, and SMP unconditionally earned the 51% interest in PorMining.

During Phase I, MAEPA acted as the operator of the mineral rights with PorMining paying MAEPA an operator’s fee equal to €100,000 per year, paid monthly starting June 16, 2020, funded by Sandfire MATSA and which formed part of the first option expenditures.

In all other phases, PorMining will be the operator unless it appoints another person to act as operator. The operator is responsible for developing and submitting work programs to the technical committee or the board of directors for consideration and approval and to implement work programs when approved according to the approved budget. The technical committee is comprised of two representatives from each of SMP and MAEPA and will be in effect until the first option exercise date. Thereafter, the board of directors will make all decisions with respect to the mineral rights.

Upon the completion of Phase I, Sandfire MATSA and PorMining continued with having MAEPA acting as the operator and PorMining continued paying the operator’s fee until December 31, 2024.  In January 2025, SMP notified the Company that it intended to transfer its interests in the project back to the Company. During the three months ended March 31, 2025, MAEPA received the final operator’s fee of €8,333 ($12,592) (2024 - €25,000 ($36,603)) where the fund was included in reimbursements from optionee.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

Phase II – Second Option

Phase II commenced on the first option exercise date and continues until the first to occur of the second option exercise date and the termination of the second option. On the first option exercise date, the Company granted SMP the sole and exclusive right and option to acquire an additional 34% (for an aggregate 85% interest) in PorMining (the second option). SMP’s right to exercise the second option is conditional on Sandfire MATSA satisfying the second option conditions as follows:

•Preparing, funding and delivering to PorMining a feasibility study on the mineral rights within five years of the issuance of the EEL or, provided that DGEG grants an extension to all or part of the EEL, the time period for when the second option conditions must be met shall be extended to a maximum of two additional years, for a total of seven years after the issuance of the original EEL;

•Making proper application for a mining license before the end of the term of the EEL; and

•Making all progress payments to Antofagasta as set out in the Debt Cancellation Agreement dated June 12, 2017 as follows:

oUS$250,000 within 60 days after the date of a news release announcing a NI 43-101 compliant technical report having been completed and with results as defined;

oUS$500,000 within 60 days after the date of a news release announcing completion of a feasibility study with results as defined;

oUS$500,000 on the one-year anniversary of the date of the news release announcing the feasibility study noted above;

oUS$750,000 within 60 days of the commencement of commercial production;

oUS$750,000 on the one-year anniversary of commencement of commercial production;

oUS$750,000 on the second anniversary of commencement of commercial production; and

oUS$750,000 on the third anniversary of commencement of commercial production.

The satisfaction of the second option conditions is solely at Sandfire MATSA’s discretion and Sandfire MATSA may elect to terminate the second option at any time by delivering notice (the second option termination notice) to the Company. If the second option is terminated, SMP will be entitled to retain its 51% interest in PorMining, plus an additional 1% interest for every €735,294 of expenditures funded during Phase II and the 51/49 Phase will commence.

Upon Sandfire MATSA satisfying the second option conditions, SMP automatically earns an additional 34% interest in PorMining for an aggregate interest of 85%.

During Phase II, SMP will fund 100% of all maintenance payments and approved work programs.

As of December 31, 2024, Sandfire MATSA funded €5,221,000 on the Alvalade project Phase II – Second Option.

On February 27, 2025, SMP and the Company signed the termination agreement and for a nominal fee of €510, the Alvalade project and the portion of the share capital of the joint venture entity PorMining held by SMP was transferred to MAEPA. SMP and the Company are currently working to finalize current work on the project.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	March 31, 2025	December 31, 2024

Due from optionee
Alvalade – PorMining	$ -	$ 34,267
	$ -	$ 34,267

Kosovo

Slivova (formerly Slivovo) license:

Byrnecut International Limited (“Byrnecut”) earned an 85% interest in the Slivovo property after forwarding $2,834,986 (€2,000,000) for the Slivovo property to the Company and completing a Preliminary Feasibility Study (“PFS”) by April 10, 2017. Byrnecut and the Company set up a joint venture entity known as Peshter Mining J.S.C. (“Peshter Mining”) to reflect the 85:15 ownership and transferred the Slivovo license into Peshter Mining with Byrnecut being the operator. Avrupa’s interest in Peshter Mining was subsequently diluted to below 10%, resulting in the Company’s interest in Peshter Mining being converted into a 2% Net Smelter Return.

On December 31, 2019, the Company wrote down its interest in Slivovo by $143,154 to $1 as the Company was in negotiations with the Kosovo Mining Bureau, along with Byrnecut and Peshter Mining as to how to possibly extend the life of this license.  During fiscal 2020, Byrnecut decided not to proceed with advancing Slivovo.  Rather than dropping the license and potentially allowing a third party to stake the open land, Innomatik Exploration Kosovo LLC (“IEK”), Byrnecut and Peshter Mining entered into a binding term sheet (the “TS”) whereby the parties set out the terms on which Peshter Mining would surrender the existing tenements, thereby enabling IEK to apply, as sole beneficial owner, for one or more tenements over the entirety of the tenement area. The license was officially released back to the government. As of December 31, 2020, the Company wrote off $1. On November 2, 2023, Peshter Mining was deregistered and dissolved.

In March 2021, the Company incorporated a wholly-owned subsidiary, AVU Kosova LLC, to apply for a new Slivovo exploration permit. In May 2022, the Company received a seven-year exploration permit known as the Slivova license.

As consideration for Byrnecut ensuring that Peshter Mining complies with its obligations under the TS, IEK must pay to Byrnecut milestone cash payments totaling €375,000 and milestone gold payments totaling 850 troy ounces of gold (together known as “Success Payments”) as follows:

Cash

•€125,000 within 30 days of the first to occur of the completion of a positive bankable feasibility study or the board of directors of IEK making a decision to proceed with the development of a commercial mining operation in respect of all or any part of the tenement area;

•€125,000 within 30 days of issue of a mining license in respect of all or any party of the tenement area; and

•€125,000 within 30 days of commencement of construction of a mine within the tenement area.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Slivova (formerly Slivovo) license: (Continued)

Gold

•100 troy ounces within 30 days of commencement of commercial production (“CCP”);

•175 troy ounces within 30 days of the one-year anniversary of CCP;

•250 troy ounces within 30 days of the two-year anniversary of CCP; and

•325 troy ounces within 30 days of the three-year anniversary of CCP.

On August 24, 2022, and subsequently confirmed via a Definitive Agreement (the “Agreement”) on May 2, 2023, the Company and Western Tethyan Resources (“WTR”) entered into an agreement in respect of the Slivova project. WTR is a private exploration company and is 75% owned by London AIM-listed Ariana Resources PLC. Pursuant to the Agreement, WTR can earn up to an 85% interest in the Slivova project.

The terms of the Agreement are as follows:

Date/Period	Expenditures	Option Payment	Earn-in %
On September 1, 2022 (Effective Date)	None	€35,000 (received)
On or before March 1, 2023	€100,000 (spent)	None
On March 1, 2023	None	€35,000 (received)
On or before September 1, 2023	€150,000 (spent)	€30,000 (received)
On or before September 1, 2024 *	€650,000 (spent)	None	51% (Stage 1)
On or before September 1, 2025	€1,000,000	None	75% (Stage 2)

*In June 2024, the Agreement was amended and the completion date for the expenditure of €650,000 was extended from September 1, 2024 to December 31, 2024.

During Stage 1, the expenditures will be in respect of payments for exploration, drilling, baseline environmental and social surveys, and other payments to landowners. As of December 31, 2024, WTR completed the Stage 1 by funding a total of €819,014 on the Slivova project and unconditionally earned the 51% interest in AVU Kosova LLC.  On January 31, 2025, 51% interest was transferred to WTR, leaving the Company recognizing $6,968 as its 49% interest in AVU Kosova LLC as “Investment in AVU Kosova LLC”.

During Stage 2, the expenditures will be in respect of payments for a NI 43-101 resource estimation, commencement of full Environmental Impact Statement (“EIS”), and other exploration expenses.

During fourth and fifth year from the Effective Date (Stage 3), WTR must complete the EIS, Feasibility Study (“FS”), and Mining License application to earn-in 85% interest in the project.

During Stage 4, WTR will complete the Success Payments to the previous JV partner, Byrnecut (see “TS” above).

During Stage 5, the Company will participate in the mine build or dilute to 1% Net Smelter Return (“NSR”).

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

6. PROPERTY DEPOSITS / TAX DEPOSITS

Tax deposits:

In November 2018, MAEPA paid €56,505 ($88,201) in lieu of bank guarantees of €77,918 ($121,625) to the Directora de Finanças de Braga in Portugal. This amount was comprised of €51,920 ($81,044) in respect of stamp tax and €4,585 ($7,157) in respect of VAT. The stamp tax portion relates to the interpretation that intercompany advances received by MAEPA are financing loans and, accordingly, are subject to stamp tax. The VAT portion relates to certain invoices for vehicle usage and construction services. As of December 31, 2019, the Company estimated that the judicial review process would take approximately one year for the VAT claim and three to five years for the stamp tax claim and that the likelihood of success for each was 50%. As a result, tax deposits were written down by $41,200 (€28,252) during the year ended December 31, 2019. During 2020, the judicial review ruled that approximately €1,971 VAT remained to be paid while the rest were annulled. The Company accepted this ruling. The Company is still waiting for a trial date regarding the stamp tax and it is estimated that the process can take another one to two years.

7. ADVANCE AND INVESTMENT IN AKKERMAN FINLAND OY

On February 25, 2022, the Company signed a Share Purchase Agreement with Akkerman Exploration B.V. (“AEbv”) to acquire up to a 100% ownership interest in Akkerman Finland OY (“AFOy”), an entity holding certain mineral rights (the “Property”) in Finland.

The acquisition terms are as follow:

•The Company can earn an initial 49% interest in AFOy in Stage One by issuing 1,470,000 common shares (issued at a value of $95,550), paying €150,000 ($211,800) into AFOy for the purpose of paying existing shareholder loans (paid), and depositing €200,000 ($282,400) into a dedicated account (paid), to be spent on exploration expenditures during the period between the completion of Stage One and the completion of Stage Two.  The €200,000 ($282,400) was recorded as an advance to AFOy as of December 31, 2023.  As of March 31, 2025 and December 31, 2024, the Company advanced a total of $491,938 to AFOy.

•As a Stage Two earn-in, the Company had the option, for a period of 12 months from the date of completion of Stage One, to acquire the remaining 51% interest in AFOy, bringing their total interest to 100%. The option to acquire the additional 51% interest expired on March 3, 2023.

The Company and AEbv formed a technical committee comprising of one representative from each party, with AEbv’s representative having the casting vote.

As at March 31, 2025, the Company holds a 49% interest in AFOy (December 31, 2024 – 49%). The investment in associate was assessed for impairment indicators relating to the underlying assets of AFOy in accordance with IAS 36 and IFRS 6.

The three months ended March 31, 2025 and the year ended December 31, 2024 calculation for the Investment in AFOy is as follows:

Investment in AFOy as at January 1, 2024	$230,963
Loss on investment in AFOy	(40,257)
Investment in AFOy as at December 31, 2024	$190,706
Loss on investment in AFOy	(11,033)
Investment in AFOy as at March 31, 2025	$179,673

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

7. ADVANCE AND INVESTMENT IN AKKERMAN FINLAND OY (Continued)

The three months ended March 31, 2025 and 2024 calculation for the Investment in AFOy is as follows:

	2025	2024
AFOy’s net loss	$22,517	$10,393
The Company’s ownership %	49%	49%
Share of loss of an associate	$11,033	$5,092

The following table illustrates the summarized financial information of AFOy:

	March 31, 2025	December 31, 2024
Current assets	$81,709	$100,737
Non-current assets	571,686	549,172
Current liabilities	22,219	21,344
Non-current liabilities	885,780	850,896
Loss for the period	22,517	82,157

8. CAPITAL AND RESERVES

(a)Authorized:

At March 31, 2025, the authorized share capital was comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)Share issuances:

i.On September 5, 2024, the Company completed a non-brokered private placement by issuing 10,000,000 units (“Unit”) at a price of $0.035 per Unit for gross proceeds of $350,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.10 until September 5, 2027. The warrants were ascribed a value of $133,461. The Company incurred share issue costs in the amount of $38,887 in connection with the financing.

(c)Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the three months ended March 31, 2025 are summarized as follows:

	Exercise	December 31,			Expired/	March 31,
Expiry date	price	2024	Granted	Exercised	cancelled	2025
March 14, 2027	$0.08	1,575,000	-	-	-	1,575,000
Options outstanding		1,575,000	-	-	-	1.575.000
Options exercisable		1,575,000	-	-	-	1,575,000
Weighted average exercise price		$0.08	$Nil	$Nil	$Nil	$0.08

As of March 31, 2025, the weighted average contractual remaining life is 1.95 years (December 31, 2024 – 2.20 years).

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(c)Share Purchase Option Compensation Plan:

Stock option transactions and the number of stock options for the year ended December 31, 2024 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2023	Granted	Exercised	cancelled	2024
January 7, 2024	$0.20	45,750	-	-	(45,750)	-
March 14, 2027	$0.08	1,575,000	-	-	-	1,575,000
Options outstanding		1,620,750	-	-	(45,750)	1.575.000
Options exercisable		1,620,750	-	-	(45,750)	1,575,000
Weighted average exercise price		$0.08	$Nil	$Nil	$0.20	$0.08

The weighted average assumptions used to estimate the fair value of options for the three months ended March 31, 2025, and 2024 were:

	2025	2024
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d)Warrants:

The continuity of warrants for the three months ended March 31, 2025 is as follows:

	Exercise	December 31,				March 31,
Expiry date	price	2024	Issued	Exercised	Expired	2025
February 28, 2025	$0.125	16,666,667	-	-	(16,666,667)	-
September 5, 2027	$0.100	10,000,000	-	-	-	10,000,000
Outstanding		26,666,667	-	-	(16,666,667)	10,000,000
Weighted average exercise price		$0.116	$Nil	$Nil	$0.125	$0.10

As of March 31, 2025, the weighted average contractual life is 2.43 years (December 31, 2024 – 1.11 years).

The continuity of warrants for the year ended December 31, 2024 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2023	Issued	Exercised	Expired	2024
February 28, 2025	$0.125	16,666,667	-	-	-	16,666,667
September 5, 2027	$0.100	-	10,000,000	-	-	10,000,000
Outstanding		16,666,667	10,000,000	-	-	26,666,667
Weighted average exercise price		$0.125	$0.10	$Nil	$Nil	$0.116

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(d)Warrants: (Continued)

The weighted average assumptions used to estimate the fair value of warrants for the three months ended March 31, 2025 and 2024 were:

	2025	2024
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

9. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended March 31, 2025
	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (b) Chief Executive Officer, Director	$ 37,500	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 37,500

For the three months ended March 31, 2024
	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (b) Chief Executive Officer, Director	$ 37,500	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 37,500

Related party liabilities

		Three months ended				Amounts due to:
	Services / Advances	March 31, 2025		March 31, 2024		As at March 31, 2025		As at December 31, 2024
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management, accounting, marketing and financing services		$26,850		$24,350		$69,064		$74,864
Paul W. Kuhn (b)	Consulting and share-based payment		$37,500		$37,500	$	Nil	$	Nil
Mark T. Brown (d)	Expense reimbursement		$2,340	$	Nil	$	Nil		$380
TOTAL:			$66,690		$61,850		$69,064		$75,244
						Amounts due from:
Paul W. Kuhn (b)	Consulting services	$	Nil	$	Nil		$163,665 (c)		$154,292 (c)

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(a)Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)On June 1, 2019, the Company entered into a Contract for Services (the “Contract”) with a contractor to serve as the Company’s president and chief executive officer. The contractor is responsible for providing technical oversight and guidance, establishing corporate goals and objectives and setting and implementing corporate strategies. Pursuant to the Contract:

•The contractor will receive a fee of $12,500 per month and a rent allowance of €4,000 for the first four months;

•If the Company is substantially sold or has a change of control (as defined), the contractor will receive a payment equal to two years of fees; and

The contract remains effective until terminated in writing by either the Company or the contractor. The Company may terminate the contract at any time without notice or payment in lieu thereof for cause or at any time without cause by providing six months’ written notice or by paying the contractor in lieu of notice. The contractor may terminate the contract at any time by providing the Company with three months’ written notice.

(c)This amount relates to PorMining paying Paul Kuhn for his technical services consulting in excess of the Contract (defined above in Note 9(b)). Such amount will be used to offset and reduce the Company's monthly fee payable to Paul Kuhn per the Contract.

(d)Mark T Brown is a director of the Company.

10. LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three months ended March 31, 2025 was based on the loss attributable to common shareholders of $79,728 (2024 – $10,376) and a weighted average number of common shares outstanding of 64,674,754 (2024 – 54,674,754).

Diluted loss per share did not include the effect of 1,575,000 share purchase options and 10,000,000 warrants outstanding at three months end March 31, 2025 (2024 – 1,575,000 share purchase options and 16,666,667 warrants) as they are anti-dilutive.

11. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, other receivables, advance to related party, due from optionee, accounts payables and accrued liabilities and due to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk, commodity price risk and currency risk.

(a)Credit risk

The Company’s cash is held in financial institutions in Canada, Portugal and Kosovo.  Amounts are receivable from optionee and a related party.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

11. FINANCIAL INSTRUMENTS

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at March 31, 2025, the Company had cash of $64,837 (December 31, 2024 - $141,011), advance to related party of $163,665 (December 31, 2024 - $154,292), sales tax receivables of $4,451 (December 31, 2024 - $9,986) and other receivables of $17,237 (December 31, 2024 - $10,897) to settle current liabilities of $105,829 (December 31, 2024 - $125,315).

Accounts payable and accrued liabilities are due within the current operating period.

(c)Interest rate risk

Interest rate risk is not material as the Company does not have any significant financial assets or liabilities subject to fluctuation in interest rates.

(d)Equity market price risk

The Company is exposed to price risk with respect to equity market prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(e)Currency risk

The Company’s property interests in Portugal, Finland and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $47,000 dominated in Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $400.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company does not have any financial instruments that are measured at fair value.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the three months ended March 31, 2025 and 2024 were as follows:

•As at March 31, 2025, a total of $3,500 (2024 - $3,000) in deferred financing costs were included in due to related parties;

•As at March 31, 2025, a total of $8,500 (2024 - $Nil) in share issue costs were included in due to related parties.

13. MANAGEMENT OF CAPITAL RISK

The Company manages its cash, common shares, warrants and share purchase options as capital (see Note 8).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration or operations in the near term.

14. SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	March 31, 2025	December 31, 2024
Non-current assets
Portugal	$ 209,886	$ 209,886
Kosovo	6,968	-
Finland	671,611	682,644
Canada	163,665	154,292
	$ 1,052,130	$ 1,046,822

	Three months ended
	March 31, 2025	March 31, 2024
Mineral exploration expenses
Portugal	$ 6,738	$ 5,901
Kosovo	-	2,928
	$ 6,738	$ 8,829